SCHEDULE 13D





Federal Trust Corporation

Common Stock

Cusip # NA5221

William R. Hough & Co,
100 Second Ave South, Suite  #800
St. Petersburg, FL  33701

December 15, 1997


SCHEDULE 13D


CUSIP NO. NA5221


1.	William R. Hough & Co.
	59-2246010

2.

3.

4.	PF

5.

6.  Incorporated in Florida

7.	247,600

8.	247,641

9.	247,600

10.	247,641

11.	495,241

12.	N/A

13.	9.9%

14.  BD, CO















Item 1.   Common Stock

	Federal Trust Corporation
	1211 Orange Avenue
	Winter Park, Florida  32789

Item 2.   Identity and Background

	a.-c.	William R. Hough & Co. is incorporated in the State of Florida as a registered
        broker/dealer.  Its principal office is located at:

			100 Second Avenue South, Suite 800
			St. Petersburg, Florida  33701

	d.	No.

e.	The Corporation in 1994 executed a consent order with the State of
Maryland for effecting a securities transaction with one account prior to the firm's registration as a broker/dealer in that state. The firm is currently registered in all fifty states. In 1993, the firm entered into a letter of acceptance, waiver and consent with the NASDR for omitting one negotiated underwriting from a regulatory filing (MSRB Form G-37). The firm corrected the administrative error and paid a $500.00 fine.

	f.	U.S. Citizen


Item 3.   Source and Amount of Funds or Other Consideration

	The source of funds used in making the purchases of common stock referenced herein were from the capital of William R. Hough & Co. and WRH Mortgage, Inc.


Item 4.   Purpose of Transaction

	The purpose of the transactions was to acquire shares for investment purposes. The reporting person has no plans or proposals which relate to or would result in the following:

a.	any acquisition or disposition of securities of the Issuer;

b.	any extraordinary corporate transactions involving the Issuer or any of its subsidiaries;

c.	any sale or transfer of any material amount of assets of the Issuer or any of its subsidiaries;

d.	any change in the Board of Directors or management of the Issuer;

e.	any material change in the present capitalization or dividend policy of the Issuer;

f.	any other material change in the Issuer's business or corporate structure;

g. any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


i.	causing a class of equity securities of the Issuer to become eligible for termination of registration; or

j.	any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

a.	The reporting person beneficially owns 495,241 (9.9%) of the common stock of the Issuer, which represents 247,641 shares owned by WRH Mortgage, Inc. and 247,600 shares owned by William R. Hough & Co.

b.	The reporting person, under common ownership and control with WRH
Mortgage, Inc. has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the 247,641 shares owned by WRH Mortgage, Inc. and has the sole power to vote or to direct the vote and the shared power to dispose or direct the disposition of 247,600 shares owned by William R. Hough & Co.

c.	In the past sixty days, the reporting person has not purchased any shares in the Issuer. WRH Mortgage, Inc. purchased 195,741 shares of common stock of the Issuer on August 22, 1997 and 51,900 shares of the common stock of the Issuer on October 24, 1997. William R. Hough & Co. purchased 100,000 shares of common stock of the Issuer on August 22, 1997 and 147,600 shares of common stock of the Issuer on October 24, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

	None



Item 7.   Material to be Filed as Exhibits

	None

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


							WILLIAM R. HOUGH & CO.



                                                        By:    /s/
                                                 William R. Hough, Chairman






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